[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

August 5, 2013

VIA EDGAR
Mr. Mark Webb
Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:                 Provident New York Bancorp
Registration Statement on Form S-4/A
Filed July 17, 2013
File No. 333-189098

Dear Mr. Webb:

On behalf of Provident New York Bancorp (the “Company”), and in response to the letter, dated July 30, 2013, of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company (the “Comment Letter”) regarding the Company’s registration statement on Form S-4/A filed with the Commission on July 17, 2013 (the “Registration Statement”), I submit this letter containing the Company’s responses to the Comment Letter.  An amendment to the Registration Statement (“Amendment No. 2”) has been submitted to the Commission on the date hereof, along with a version of Amendment No. 2 marked to show the changes made to the Registration Statement.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s Comment Letter.  For your convenience, we have set out the text of the comments from the Comment Letter in italics, followed by the Company’s response.  Page numbers referenced in the Company’s responses refer to page numbers in Amendment No. 2.

General

1.                                      Update to provide quarterly financial information for the quarter ended June 30, 2013 or a Recent Development section with abbreviated financial information and MD&A highlights.

RESPONSE:  In response to the Staff’s comment, the Company has updated to provide a Recent Development section with abbreviated financial information and MD&A highlights for each of the Company and Sterling Bancorp.  Please see pages 22 and 23.

2.                                      As requested, please use a readable type size throughout. The notes to Golden Parachute Compensation, page 122, and the tables and notes on page 194 and 195 are too small.

RESPONSE:  In response to the Staff’s comment, we have increased the type size as appropriate throughout.

Unaudited Pro Forma Condensed Combined Financial Statements, page 31

3.                                      We note your response to comment 7 to our letter dated July 1, 2013. Please revise your next amendment to either remove pro forma adjustments K, L and U (and the portion of these specific pro forma adjustments included in A) or present these specific pro forma adjustments in a separate pro forma column in your Pro Forma Balance Sheet and Income Statement if you determine disclosure of these pro forma transactions would be material to investors under Rule 11-01(a)(8) of Regulation S-X. If you choose to present these in a separate pro forma column, please provide an appropriate level of granularity in the accompanying footnotes to allow a reader to understand that these transactions are not part of transaction being voted on and why you have chosen to present these in a separate column within the body of your pro forma financial statements.

RESPONSE:  In response to the Staff’s comment, the Company has revised the disclosure to present pro forma adjustments A, K, L and U in a separate pro forma column.  The Company believes that disclosure of these pro forma transactions would be material to investors.  Please see pages 36 through 38.

The Merger

Background of the Merger, page 75

4.                                      Please revise to describe the negotiation of the pricing terms.

RESPONSE:  In response to the Staff’s comment, the Company has revised the disclosure on page 81 to describe the negotiation of pricing terms.

Certain Unaudited Prospective Financial Information, page 98

5.                                      In the next-to-last sentence of the first full paragraph on page 99, please delete the language beginning “and assume no responsibility . . . .” It is inappropriate.

RESPONSE:  In response to the Staff’s comment, the Company has deleted the requested language on page 103.

Material U.S. Federal Income Tax Consequences, page 144

6.                                      Please revise to state that the discussion represents the opinion of Wachtell.

RESPONSE:  In response to the Staff’s comment, the Company has revised the language on page 148.

Prior Comment 22

Security Ownership of Sterling Directors, page 173

7.                                      We note your response and restate the comment to identify the natural person who is the beneficial owner of the shares held by DePrince, Race.

RESPONSE:  Based on our conversations with members of the Staff, the Company has not revised the Registration Statement in response to this comment.

In the event the Company requests acceleration of the effective date of the pending Registration Statement, the Company acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments.  If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1341 or by email at mguest@wlrk.com.

Sincerely,

/s/ Matthew M. Guest

Matthew M. Guest

cc:	Jack Kopnisky
Provident New York Bancorp